ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-181598

Dated June 28, 2012

June 28, 2012

Ivanhoe Mines shareholders appoint two new directors and approve new company name

VANCOUVER, CANADA — Ivanhoe Mines announced that shareholders at the company’s Annual and Special Meeting, held today, appointed two new directors and approved a new company name.

At the meeting, Warren Goodman and Russel Robertson were appointed directors of the company. The Ivanhoe Board of Directors is now comprised of eleven directors. Two additional directors are expected to be appointed in the near future to bring the total number of directors to 13.

Ivanhoe shareholders also approved changing the company’s name to Turquoise Hill Resources Ltd. The new name is anticipated to become effective on or about August 1, 2012. The company’s new trading symbol on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market will be TRQ and is anticipated to take effect on or about August 6, 2012.

All other resolutions voted on at the meeting were approved, including the termination of the Shareholder Rights Plan. The company subsequently terminated the Plan following the passing of the resolution.

Ivanhoe Mines Chief Executive Officer Kay Priestly provided shareholders with an update on the company’s business and highlighted the development of the Oyu Tolgoi Project.

Ms. Priestly said, “Progress at Oyu Tolgoi continues at an impressive pace, with phase one construction reaching 90% completion in late June 2012. We are counting down to start up at Oyu Tolgoi. First production is expected in the second half of 2012 and commercial production should begin in the first half of 2013. Discussions between the Governments of Mongolia and China on the power purchase agreement are ongoing and the infrastructure necessary to import power from China should be completed by July 2012.

“We are executing the various elements of the comprehensive financing plan agreed to with Rio Tinto in April 2012. The overall package is expected to cover Ivanhoe’s total funding needs to complete the development of phases one and two of Oyu Tolgoi. Additionally, the strategic review of Ivanhoe’s other assets is ongoing.”

Biographies of newly appointed directors

Mr. Warren Goodman has served as General Counsel, Business Development at Rio Tinto since June 2008. In April 2010, responsibility for leading Rio Tinto’s Europe, Middle East and Africa legal team was added to Mr. Goodman’s role and he has served as General Counsel, Corporate-Europe and Business Development since that time. Between May 2007 and June 2008, Mr. Goodman held the position of General Counsel, Strategic Projects at Rio Tinto Alcan Inc. Prior to joining Rio Tinto, he was a partner at a leading Canadian law firm practicing in the areas of mergers and acquisitions, project finance and corporate and commercial law.

Mr. Russel Robertson has served as Executive Vice President, Business Integration at BMO Financial Group, and as Vice Chair at BMO Financial Corp. (formerly Harris Financial Corp.) since March 2011. In this capacity, he has been responsible for overseeing the integration of BMO’s recently purchased Marshall & Iisley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to his current role at BMO, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Accountant. In this capacity, Mr. Robertson held various senior positions with a number of major accounting firms, including holding the positions of Vice Chair, Deloitte & Touche LLP (Canada), and Managing Partner, Arthur Andersen LLP (Canada).

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Media Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the appointment of two additional directors, the anticipated timing of the effectiveness of the company’s name change and new trading symbol and the expected progress of and financing for the Oyu Tolgoi project, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the company’s final prospectus dated June 7, 2012, Annual Information Form and MD&A, respectively, each filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 1-604-688-5755.

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